Filed pursuant to Rule 433

Registration Statement No. 333-129000

July 27, 2006

Relating to Prospectus Supplement

Dated July 27, 2006

The Federative Republic of Brazil

Ministry of Finance

Secretaria do Tesouro Nacional

Esplanada dos Ministérios

Brasília, DF

Brazil

FOR IMMEDIATE RELEASE

July 27, 2006

BRASÍLIA, BRAZIL – The Federative Republic of Brazil (“Brazil”) hereby announces an invitation (the “Invitation”) to owners of the Old Bonds listed below to submit one or more offers to exchange the Old Bonds for 7.125% Global Bonds due 2037 (the “2037 Global Bonds”) in a reverse modified Dutch auction, as described in the Prospectus Supplement dated July 27, 2006 (the “Prospectus Supplement”), to the Prospectus dated October 24, 2005 attached thereto (the “Prospectus”). The 2037 Global Bonds will be a further issuance of, and will be consolidated to form a single series with, the U.S.$1,500,000,000 aggregate principal amount of Brazil’s outstanding 7.125% Global Bonds due 2037. The Invitation will be subject to the terms and conditions set forth in the Prospectus Supplement.

Series of Bonds(1)	ISIN	Common Code
12.75% U.S. Dollar-Denominated Global Bonds due 2020	US105756AK66	010616123
8 7/8% U.S. Dollar-Denominated Global Bonds due 2024	US105756AR10	012631375
8 7/8% U.S. Dollar-Denominated Global Bonds due 2024, Series B	US105756AZ36	017244388
10 1/8% U.S. Dollar-Denominated Unsecured Global Bonds due 2027	US105756AE07	007687117
12 1/4% U.S. Dollar-Denominated Global Bonds due 2030	US105756AL40	010862957
(1) Each series of Bonds is listed on the Luxembourg Stock Exchange.

Pursuant to the Invitation, each U.S.$1,000 principal amount of Old Bonds accepted for exchange will be exchanged for 2037 Global Bonds having a principal amount equal to U.S.$1,000. Each exchanging holder of Old Bonds will also receive an amount in cash in U.S. dollars. As described in the Prospectus Supplement, for each series of Old Bonds exchanged, this cash amount will equal the difference between the exchange price of that series of Old Bonds and the re-offer price of the 2037 Global Bonds. Each exchanging holder of Old Bonds will also receive an amount in cash equal to the accrued and unpaid interest (to but not including the settlement date) on that series of Old Bonds minus the accrued and unpaid interest (to but not including the settlement date) on the 2037 Global Bonds.

The invitation will be conducted pursuant to a reverse modified Dutch auction process as to the clearing spread differential for each series of Old Bonds. The “clearing spread differential” for a series of Old Bonds will be added to the re-offer spread for the 2037 Global Bonds, and this sum will be used to calculate the exchange price of that series of Old Bonds. Each clearing spread differential will be expressed as a positive or negative number of basis points, as the case may be. The re-offer spread for the 2037 Global Bonds will be used to calculate the re-offer price of the 2037 Global Bonds.

Brazil will issue no more than U.S.$1,500,000,000 principal amount of 2037 Global Bonds pursuant to the Invitation. Approximately U.S. $ 8.5 billion of Old Bonds are currently outstanding.

At or around 10:00 A.M., New York City time, on the expiration date or as soon as practicable thereafter, Brazil will select, in its sole and absolute discretion, and announce the re-offer spread for the 2037 Global Bonds. Such announcement will be made by press release issued to the news media in accordance with applicable law and by an announcement on the website of the Luxembourg Stock Exchange (www.bourse.lu), and will also be available, free of charge, at the offices of the Luxembourg exchange agent.

If you wish to submit an exchange offer pursuant to the invitation, you, the custodial entity or direct participant (as the case may be) through which you hold your Old Bonds must submit, at or prior to 3:00 P.M., New York City time, on August 2, 2006 (unless the expiration date is earlier terminated or extended by Brazil), your offer to exchange Old Bonds, by properly instructing the applicable clearing system (DTC, Euroclear or Clearstream, Luxembourg) in accordance with the procedures and deadlines established by such clearing system. Alternatively, you may request a joint dealer manager to submit your offer to exchange on your behalf, although such joint dealer manager will be under no obligation to act on your behalf and may impose additional conditions before doing so. If your offer to exchange is submitted on your behalf by a joint dealer manager, you will not be required to “block” your bonds at the applicable clearing system prior to the expiration date. However, if all or any part of your exchange offer is accepted by Brazil, you must “block” the appropriate amount of your Old Bonds no later than August 4, 2006, the trading day following the date on which the results of the Invitation are announced. If you are in Luxembourg, you may (but are not required to) contact the Luxembourg exchange agent, which can assist you in submitting your offer to exchange according to one of the procedures described above.

Copies of the Invitation materials may be obtained from Global Bondholder Services Corporation, as information agent, at 65 Broadway, Suite 723, 7th Floor, New York, New York 10006, telephone +1 (212) 430-3774 or in the U.S. toll free (866) 736-2200, or from either of the joint dealer managers.

Citigroup (telephone 800-558-3745 (toll free inside the United States) or +1 212-723-6106 (collect outside the United States)) and Deutsche Bank Securities Inc. (telephone 866-627-0391 (toll free inside the United States) or +1 212-250-2955 (collect outside the United States)) are acting as joint dealer managers for the Invitation.

This communication does not constitute an invitation to participate in the Invitation in or from any jurisdiction in or from which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities laws or otherwise.

The distribution of materials relating to the Invitation, and the transactions contemplated by the Invitation, may be restricted by law in certain jurisdictions. Brazil is making the Invitation only in those jurisdictions where it is legal to do so. The Invitation is void in all jurisdictions where it is prohibited. If materials relating to the Invitation come into your possession, you are required by Brazil to inform yourself of and to observe all of these restrictions. The materials relating to the Invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Invitation be made by a licensed broker or dealer and a joint dealer manager or any affiliate of a joint dealer manager is a licensed broker or dealer in that jurisdiction, the Invitation shall be deemed to be made by that joint dealer manager or such affiliate on behalf of Brazil in that jurisdiction.

Brazil: The Invitation is not subject to or eligible for registration with the Brazilian Securities Commission (Comissão de Valores Mobiliários, the “CVM”) in Brazil and may not be publicly made to Brazilian residents. Accordingly, bondholders are hereby notified that the Invitation is not subject to registration and has not been registered with the CVM. The bonds subject to this Invitation are not eligible for and have not been registered with the CVM. Documents relating to this Invitation may not be supplied to the public in Brazil, nor be used in connection with any Invitation to the public in Brazil for offers of the bonds.

A prospectus of Brazil accompanies this communication and is available from the SEC’s website at http://www.sec.gov/Archives/edgar/data/205317/000119312505201591/dsb.htm.

Brazil has filed a registration statement (including the prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Brazil has filed with the SEC for more complete information about Brazil and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the joint dealer managers or the information agent will arrange to send you the prospectus if you contact one of them at the phone numbers specified above.

UNITED KINGDOM: Stabilisation/FSA